Exhibit 99.1

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com	CALVIN PRINTER calvinprinter@drreddys.com
	(Ph: +91-40-66834297)	(Ph: +91-40- 49002121)

Dr. Reddy’s announces the Launch of MEMANTINE HYDROCHLORIDE TABLETS, USP

Hyderabad, India, July 13, 2015

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Memantine hydrochloride tablets USP, 5 mg and 10 mg, a therapeutic equivalent generic version of NAMENDA® (memantine HCl) tablets in the US market on July 12, 2015 approved by the United States Food & Drug Administration (USFDA).

The NAMENDA® (memantine HCl) tablets brand had U.S. sales of approximately $ 1.4 Billion MAT for the most recent twelve months ending in May 2015 according to IMS Health*.

Dr. Reddy’s Memantine hydrochloride tablets USP, 5 mg is available in bottle count size of 60 and the Memantine hydrochloride tablets USP, 10 mg are available in bottle count sizes of 60 and 500.

NAMENDA® is a registered trademark of Merz Pharma GmbH & Co. KGaA

*	IMS National Sales Perspectives: Retail and Non-Retail MAT May 2015

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation, including related integration issues.

The company assumes no obligation to update any information contained herein.